Exhibit 15.11

CONSENT OF B. REDDY, PRI. SCI NAT.

I consent to the inclusion in this annual report on Form 20-F of Anooraq Resources Corporation (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and references to my involvement in the “Mineral Reserve Tabulation for the Bokoni Mine” as at December 31, 2011, included in the Company's Form 20-F for the year ended December 31, 2011 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, each of which I have read and each of which fairly and accurately represent the Mineral Reserve Tabulation for the Bokoni Mine as at December 31, 2011.

Dated this 30 day of March, 2012.

/s/ B. Reddy
B. Reddy, Pri. Sci Nat.